Focus Ventures signs MOU for off-take of phosphate rock with Indagro

July 27, 2017; Vancouver, Canada:  Focus Ventures Ltd. (TSXV:FCV) is pleased to announce that it has signed a Memorandum of Understanding (“MOU”) with established fertilizer trading company, Indagro S.A., for the off-take of phosphate rock from the Company’s Bayovar 12 phosphate project in northern Peru.

Highlights of the MOU are:

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Bayovar 12 rock phosphate product to be purchased by well-established international fertilizer merchant.

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Volume is up to 1,000,000 tons per annum of the planned annual production.

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Initial 5 year term.

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Product destined for the direct application agricultural plantation business and phosphate fertilizer producer markets.

Under the MOU, Indagro will purchase, on an FOB Incoterms basis, up to 1,000,000 metric tons per annum of rock phosphate from future production from the Bayovar 12 project.  Product will be delivered by Indagro for direct application use by plantations markets and downstream phosphate fertilizer producers.

Focus President, Gordon Tainton, commented: “Securing our second off-take MOU, this time with Indagro, provides expanded market access for rock phosphate product from Bayovar 12’s planned production.

We look forward to beginning the work with two international fertilizer trading companies to develop customized off-shore marketing strategies which can be implemented within future commercial purchase contracts.”

About Indagro S.A.

Indagro is a privately held merchant of fertilizers, intermediates and raw materials founded in 1981.  It has four main trade support divisions which are; Technical & Agronomic Advisory, Shipping & Logistics, Trade Finance and Marketing & Distribution.  Indagro sources fertilizer products in 32 countries and physically delivers to over 240 companies located in 54 countries.

About Focus

Focus is developing the Bayovar 12 phosphate deposit located 40 km from the coast in the Sechura District of northern Peru.  Bayovar 12 hosts a large resource of highly-reactive sedimentary phosphate rock - a key raw material input for phosphate fertilizers and vital to world food production.  Reactive phosphate rock from Sechura is a natural, slow-release source of phosphorus that can be applied directly to crops.  Once of Focus’s objectives is to supply direct application phosphate rock to the agricultural regions of Central and South and Southeast Asia.

For further information, please visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

Simon Ridgway, Chief Executive Officer

Symbol: TSXV-FCV

Shares Issued:  233.1-million

For further information, contact:

Gordon Tainton, President

Tel: 604-248-8380;  Fax: 604-682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s Bayovar 12 project and possible future production therefrom.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors relate to, among other things, information regarding the Company’s plans for the Bayovar 12 project and possible future production therefrom; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s stated goals for the Bayovar 12 project will be achieved; that the Company will obtain all necessary approvals to, and complete, the private placement on the terms stated; that the Company will spend the financing proceeds as planed; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.